WESTBRIDGE RESEARCH GROUP

1260 Avenida Chelsea

Vista, CA 92081

760-599-8855

VIA EDGAR AND ELECTRONIC MAIL

June 14, 2013

Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Washington, D.C. 20549

Re:	Westbridge Research Group Schedule 13E-3 filed May 23, 2013 File No. 5-87465 PRER 14A filed June 5, 2013 File No. 2-92261

Dear Ms. Chalk:

This letter is in response to comments contained in the letter dated June 10, 2013 (“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Preliminary Proxy Materials on Schedule 14A (the “Proxy Materials”) and Schedule 13E-3 filed by the Company (the “Schedule 13E-3”). We have reviewed the Comment Letter and provide the following responses. Concurrent with submitting this letter we have filed with the SEC an amendment to the Proxy Materials reflecting changes made in response to the Comment Letter. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Materials. We have included a summary of the Comments contained in the Staff’s Comment Letter and have provided responses thereto immediately following each Comment.

Special Factors – Purpose of and Reasons for the Reverse Stock Split, page 5

1.	Expand to more prominently disclose the fact that the Board determined to take the Company public at this time because it “only recently, within the past few years, proven itself a viable business entity able to continue as a profitable entity based on sales Revenues.” For example, disclose that shareholders being cashed out in this transaction will not have the ability to share in future profitability. Discuss how the Board considered this recent profitability in assessing fairness and in considering factors that weighed against the reverse stock split.

Response:     The disclosure on page 6 of the Proxy Statement has been expanded to address issues raised in this comment.

Securities and Exchange Commission

Third Party Valuation Report, page 11

2.	Disclose the assumptions underlying and limitations on the projected sales figures for 2013 provided to Brinig. Explain what factors caused the Board to revise its original sales figures of $6,800,000 upward to $7,200,000.

Response:     The Company’s management prepares each year prior to the end of the fiscal year a forecast of sales and expenses for the upcoming year. For the fiscal year 2013, management forecast sales of $6,800,000 and the Board approved this forecast for purposes of budgeting. This represented growth at a rate less than experienced in the prior year. This is because the Company had recently reformulated a key product in order to continue its organic registration. Management was uncertain of the reception that the reformulated product would receive and the impact on sales. In the first four months of the fiscal year, the Company’s sales were approximately $200,000 above forecast due, in part, to the better than anticipated reception for the reformulated product. In discussions in April 2013 with Brinig in connection with Brinig’s preparation of the Valuation Report which establishes a value as of March 31, 2013, management indicated that sales to date indicated annual sales could be in the range of $7,200,000. While the formal forecast did not change, management provided Brinig with its best estimate at the time of its year-end sales. Brinig used the estimate in preparing its Valuation Report.

The disclosure has been amended to reflect this information. See Proxy Statement, page 13.

Please direct your questions and further comments regarding the Company’s responses to the Comment Letter or the recently filed amendments to the undersigned. Thank you for your attention to this matter.

Sincerely,

/s/ Richard Forsyth

Richard Forsyth

Chief Financial Officer and General Counsel

cc:	Christine Koenemann, President Westbridge Research Group